K&L GATES LLP HEARST TOWER, 47TH FLOOR 214 NORTH TRYON STREET CHARLOTTE, NC 28202 T +1 704 331 7400 F +1 704 331 7598 klgates.com

July 13, 2018

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Abigail Jacobs

Re:	Cue Biopharma, Inc.

Registration Statement on Form S-1

Filed June 21, 2018

File No. 333-225800

Dear Ms. Jacobs:

On behalf of Cue Biopharma, Inc. (the “Company”), we submit this letter providing a response to the comment raised by the Staff of the Securities and Exchange Commission (the “Staff”) on July 2, 2018 with respect to the Company’s registration statement on Form S-1 (File No. 333-225800) (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is filing by EDGAR Amendment No. 1 to the Registration Statement (the “Registration Statement Amendment”) responding to the Staff’s comment as noted below. The bold type below is the Staff’s comment and the regular type constitutes the Company’s response thereto.

Incorporation of Certain Information By Reference, page 16

1.	We note that you incorporate by reference future reports to be filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act in your registration statement. However, to be eligible to forward incorporate, you must be a smaller reporting company. Refer to Item 12(b) of Form S-1. Please tell us how you determined you are eligible to forward incorporate or revise your registration statement accordingly.

Page 16 of the Registration Statement Amendment includes revised disclosure in response to this comment.

We appreciate your time and attention to the Company’s response to the Staff’s comment. Should you have any questions, please call me at (704) 331-7440.

Very truly yours,

/s/ Mark Busch

Mark Busch

cc:	Daniel Passeri, Chief Executive Officer

Kerri-Ann Millar, Vice President, Finance